Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic and diluted earnings per common share of $0.11 for the three months ended June 30, 2006 were calculated by dividing net income of $319,000 for the period April 1, 2006 to June 30, 2006 by the weighted-average number of common shares outstanding of 2,907,311.

Basic and diluted earnings per common share of $0.24 for the six months ended June 30, 2006 were calculated by dividing net income of $703,000 for the period January 1, 2006 to June 30, 2006 by the weighted-average number of common shares outstanding of 2,914,787.